CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                 June 26, 2012


Mr. Vincent J. DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


         Re:                            FT 3570
                    Georgetown Capital Appreciation Portfolio, (R)
                               3rd Quarter 2012 Series
                                 File No. 333-181145
                  ------------------------------------------------

Dear Mr. DiStefano:

This letter is in response to the comments that you raised during our telephone conversation on June 22, 2012 regarding the amended registration statement on Form S-6 for FT 3570, as filed on May 4, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Georgetown Capital Appreciation Portfolio, (R) 3rd Quarter 2012 Series (the "Trust"). This letter serves to respond to your comments.

       1. IN STEP 2 OF THE VALUE LINE(R) DIVERSIFIED TARGET 40 STRATEGY ON PAGE 15 OF THE PROSPECTUS, PLEASE DESCRIBE HOW "SUSTAINABLE GROWTH RATE" IS CALCULATED. REVISE THE DISCLOSURE AS APPROPRIATE.

      Response: We have added the following language at the end of the parenthetical in Step 2 to describe how "sustainable growth rate" is calculated:

            "; it is calculated by multiplying return on equity over the trailing 12 months by (1-payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);"

In each instance, trailing 12 months refers to the 12 month period ending with the strategy's selection date.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                                        Very truly yours,

                                        CHAPMAN AND CUTLER LLP


                                        By  /s/ Brian Free
                                            -------------------
                                             Brian Free


Enclosures